Exhibit 99.1

Suite 1050 – 625 Howe Street Vancouver, BC V6C 2T6	Tel: 1-604-689-0234 Fax: 1-604-688-0094
FOR IMMEDIATE RELEASE
PERU COPPER REPORTS THIRD QUARTER FINANCIAL RESULTS
Vancouver, British Columbia, Canada, November 14, 2006 - Peru Copper Inc. (TSX:PCR / AMEX:CUP / BVL: CUP) (“Peru Copper” or the “Company”) today filed its financial results for the nine months ended September 30, 2006.
Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement (“Toromocho Option”) with Empresa Minera del Centro del Peru S.A. (“Centromin”), a Peruvian state-owned mining company, whereby Centromin granted the Company the option to acquire its interest in the mining concessions and related assets of the Toromocho Project.
Financial Results
The Company prepares its consolidated financial statements in accordance with accounting policies and practices generally accepted in Canada (“Canadian GAAP”) and in U.S. dollars. For the nine months ended September 30 2006, the Company recorded a loss of $2.5 million as compared to a loss of $2.3 million for the same period in 2005. Peru Copper’s administration expenses increased to $3.8 million for the nine months ended September 30, 2006, up from $3.0 million for the same period in 2005. Peru Copper expenses all costs not directly related to its exploration and drilling efforts at the Toromocho Project. The Company capitalizes all stock-based compensation of the vesting of options to employees and consultants that work directly on the Toromocho Project. All other stock-based compensation is expensed. In the nine months ended September 30, 2006, stock-based compensation of $1.5 million was expensed in respect to the vesting of options to directors, officers, employees and consultants, compared to $1.3 million in 2005. Professional fees increased to $1.1 million in the current period, up from $0.7 million in 2005 primarily due to the costs associated with meeting filing obligations in Canada as well as the United States, including F-1 amendments and internal control documentation in preparation for compliance with the requirements of the U.S. Sarbanes-Oxley Act of 2002. Listing and filing fees increased due to the Company being listed on three exchanges.
Additionally, the total administrative expenses were offset by $1.3 million of interest earned on cash balances. The Company maintains its cash and short-term, low risk investments in institutions with high credit worthiness.
All of the Company’s $24.5 million of exploration expenses during the nine month period ended September 30, 2006 have been capitalized to exploration properties in accordance with Canadian GAAP and all administration expenses of the Company have been expensed. Included in the $24.5 million are: deposit of $15 million for the construction of a water treatment plant, $1.3 million for drilling; salaries and consulting fees of $2.3 million; supplies and general costs of $3.0 million; value added tax of $1.0 million; assays and sampling costs of $0.3 million; stock-based compensation of $0.7 million; acquisition and lease costs of $0.8 million and other costs of $0.4 million. As at November 6, 2006, the Company had 59 employees and several consultants working on the Toromocho Project.
Cash used in operating activities in the nine months ended September 30, 2006 was $1.0 million as compared to cash flows used in operating activities of $0.7 million for the nine month period ended September 30, 2005. The increase in cash used in operating activities relates to increased administration expenses and an increase in prepaid expenses and advances related to insurance.
Cash used in investing activities in the nine months ended September 30, 2006 was $25.4 million as compared to $14.8 million in the period ended September 30, 2005. $15 million of the cash used in the nine months was transferred to escrow; these funds will be used for the construction of the Kingsmill water treatment plant. In addition, the Company has capitalized $8.6 million in other direct exploration expenditures, invested $1.0 million as a deposit on an option agreement, and spent $1.8 million in the acquisition of loans.
Cash from financing activities in the period ended September 30, 2006 was comprised of $41.9 million from the exercise of 21.3 million warrants, broker warrants and agent options.
Exploration and Development Program
On March 27, 2006, the Company filed an updated Technical Report based on the results of the recent pre-feasibility study for the Company’s Toromocho Project. The technical report was prepared by Independent Mining Consultants Inc. (“IMC”) of Tucson, Arizona. Changes in the Technical Report result in an increase in the estimated Net Present Value (“NPV”) of the Company’s Toromocho Project from US$814 million to US$922 million and increase in the estimated Internal Rate of Return (“IRR”) from 16.0% to 16.7% (both on an after tax basis) when compared to the NPV and IRR reflected in the pre-feasibility study.
Based upon the updated Technical Report, the Toromocho Project now has 1.375 billion tonnes of proven and probable reserves at an average copper equivalent of 0.71% and an additional 601 million tonnes as measured and indicated resource at an average copper equivalent of 0.57%. The study also reported 151 million tonnes of inferred mineralized material at an average copper equivalent of 0.61%. Toromocho is now estimated to have 22 billion pounds of contained copper and 791 million pounds of molybdenum.

On August 28, 2006, the Company announced that it had commissioned Aker Kvaerner Metals to conduct a Feasibility Study for its Toromocho Project. The Company estimates that the study should be completed in approximately twelve months.
On September 14, 2006, the Company announced that it had commissioned AMEC S.A. to conduct a feasibility study and environmental impact assessment for the construction of a water treatment plant to treat acid drainage water from the Kingsmill Tunnel. The Kingsmill Tunnel was constructed in the mid 1930’s to drain mine workings. The tunnel crosses beneath mining concessions in the Morococha mining district. The water collected by the tunnel is highly acidic and contains quantities of certain elements which could exceed permissible limits. The water treatment plant will eliminate a major source of pollution in the area
During the nine months ended September 30, 2006, the Company received cash proceeds of $41.9 million on the exercise of 20,113,100 common share purchase warrants and 1,193,780 share purchase options.
On October 3, 2006, the Company entered into an option to purchase 1,350 hectares from the Yauli community for future use as a tailings deposit. The terms of the agreement provide that the Company will contribute $0.7 million toward community projects before October 4, 2009.
On October 10, 2006, the Company resolved a land dispute between the community of Pucara and Empresa Minera del Centro del Peru S.A. (“Centromin’). The Company’s interest in this resolution relates to the fact that the subject land lies within the boundaries of the Toromocho Option that the Company has with Centromin. In exchange for abandoning a legal action against Centromin, Pucara has accepted land and improvements in equipment and facilities valued at $2.0 and either 500,000 shares of Peru Copper common stock, or a cash payment in an amount equal to the value of 500,000 shares of Peru Copper common stock on October 10, 2006.
On October 13, 2006, the Company completed its due diligence of Austria Duvaz and entered into option agreements to purchase all of its mining concessions. Austria Duvaz owns an estimated 225 hectares of mining concessions in the Morococha mining district. Approximately 60 hectares are directly adjacent to the concessions, which comprise the Toromocho pit as delineated in the Company’s pre-feasibility study that was completed earlier this year.
Through a share purchase agreement the Company acquired Minera Centenario SAC (“Centenario”), which will own outright 26 mining concessions and have partial ownership interests in another 4 concessions by a reorganization process enacted by Austria Duvaz. In exchange, the Company has agreed to cancel outstanding debt of Austria Duvaz and pay an additional sum to shareholders of Centenario.
In a separate option agreement the Company will have the right to acquire interests in an additional 30 mining concessions of Austria Duvaz within a period of five years. In exchange for this option, the Company will assume additional obligations of Austria

Duvaz and pay Austria Duvaz a business interruption fee should the option be exercised prior to the end of the fifth year. The total cost of both agreements to the Company is $24 million and is comprised of: payments to the shareholders of Austria Duvaz of $8.0 million, general creditor debt cancellation of $13.1 million and financial institutions debt cancellation of $2.9 million (paid).
The contractual parties agreed on an appendix in the frame agreement, signed on March 16th, 2006, which enumerated the amount of the debt and identified creditors. The total value of such debt is $13.1 million. However, the Company has the right to renegotiate payment terms and conditions in order to obtain the highest economic benefit.
For further information please contact Patrick De Witt, Director of Investor Relations at (604) 689-0234 or patrick@perucopper.com.
Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral deposit”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form F-3 Registration Statement, File No. 333-121527, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.
Forward-Looking Statements:
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in the Peru Copper Inc. periodic filings with Canadian Securities Regulators. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Peru Copper does not assume the obligation to update any forward-looking statement.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of copper, the timing of completion of exploration activities and the determination and amount of estimated mineral resources involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Peru Copper Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the exploration and potential development of the properties owned by the company, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, as well as those factors discussed in the section entitled “Risk Factors” in the Form F-3 as on file with the Securities and Exchange Commission in Washington, D.C. Although Peru Copper Inc. has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.